UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 21, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TRX, Inc.

File No. 000-51478 - CF#27599

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      TRX, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2011.

      Based on representations by TRX, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 1, 2012
Exhibit 10.2	through November 14, 2013
Exhibit 10.3	through January 1, 2017
Exhibit 10.4	through October 17, 2012
Exhibit 10.5	through October 17, 2012
Exhibit 10.6	through December 31, 2012

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel